SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-83605

GREENPOINT MORTGAGE SECURITIES INC. (as Sponsor under the Pooling and Servicing Agreement dated August 1, 2003, providing for the issuance of the GreenPoint Mortgage-Backed Pass-Through Certificates, Series 2003-1)

GreenPoint Mortgage Securities Inc.

(Exact name as specified in its charter)

100 Wood Hollow Drive

Doorstop #32210

Novato, CA 94945

(800) 462-2700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)

Mortgage-Backed Pass-Through Certificates, Series 2003-1

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Four (4)

Pursuant to the requirements of the Securities Exchange Act of 1934, GreenPoint Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 23, 2004	GREENPOINT MORTGAGE SECURITIES INC.

	By:	/s/ Nathan Hieter
	Name:	Nathan Hieter
	Title:	Vice President